Exhibit 10.1

October 12, 2020

Norman L Sussman, MD FAASLD

Via electronic delivery

Dear Norman:

It is a pleasure to confirm the offer extended to you to join DURECT Corporation, located at 10260 Bubb Road, Cupertino, California, 95014, as Chief Medical Officer, reporting directly to the Chief Executive Officer.  We would like your start date to be November 2, 2020, but will depend on when you successfully complete a pre-employment drug screening and background verification.  As an exempt, regular employee, your starting semi-monthly salary will be $16,666.67, which equates to $400,000.00 on an annual basis. In addition, within 30 days following your commencement of employment, you will be granted an option to purchase 200,000 shares of DURECT Common Stock.  The vesting associated with these options are as follows: Stock options shall vest as to one-fourth (1/4) of the total shares subject to the option on the one-year anniversary of the date of grant and as to one-sixteenth (1/16) of the total shares subject to the option at the end of each three-month period following the one-year anniversary of the grant. The per share exercise price for these options will be the fair market value of DURECT Corporation’s Common Stock on the date of the grant of the options.

Additionally, within 30 days following your commencement of employment, you will be granted an option to purchase 50,000 shares of DURECT Common Stock to be vested immediately upon the first FDA approval of a DUR-928 New Drug Application (NDA). The per share exercise price for these options will be the fair market value of DURECT Corporation’s Common Stock on the date of the grant of the options. You will be eligible for annual equity grants commensurate with your position as Chief Medical Officer beginning calendar year 2021.

DURECT will provide you with a relocation allowance of $250,000.00, less applicable income and employment taxes withheld.  DURECT will reimburse you for eligible expenses you incur up to a maximum of the amount of the relocation allowance.  Eligible expenses will include (1) commute travel to and from DURECT’s offices in California, including airfare to and from California from Texas prior to your moving to California; (2) rent or hotel, rental car, etc. incurred when you travel to California to work at DURECT’s offices in California prior to your moving to California; and (3) expenses related to relocating from your home in Texas to California (or purchasing, leasing or renting a second home in California) such as travel to look at homes, moving expenses, rent, down payment on a home or condominium, mortgage payments, etc.  Any amount of such expenses you incur above the relocation allowance amount will not be reimbursed by DURECT. For clarity, business travel on behalf of the company will be reimbursed separately according to DURECT’s travel policy and will not count against the relocation allowance. As a condition of

DURECT Corporation | 10260 Bubb Road | Cupertino, CA 95014 | 408.777.1417CONFIDENTIAL

receiving the relocation allowance, you agree that if you voluntarily terminate your employment (other than as a result of your death, disability or constructive termination as defined in the Change of Control policy) during the first two years with DURECT Corporation, or if your employment is terminated by DURECT Corporation for cause (as defined in the Change of Control policy), you agree that you will repay a pro-rated portion of your reimbursed eligible expenses back to the company. The prorated portion to be repaid will be calculated by multiplying the amount of reimbursed eligible expenses (only those expenses listed under eligible expenses (3) above) by a fraction, the numerator of which will be equal to twenty-four minus the number of full months you were employed since your start date, and the denominator of which is twenty-four. You will be responsible for any income and employment taxes incurred as a result of DURECT reimbursing you for these eligible expenses.

You will be eligible for the equivalent annual bonus that all other Chief-level employees of the Company are eligible for, which is currently 40% of your annual base salary, with a breakdown of 95% based on corporate and 5% from personal objectives.  This bonus will be subject to pro-ration based on your start date.

In addition, your option awards will be subject to the terms of the Company’s change of control policy, which provides for certain vesting and severance benefits for Vice Presidents and above in the event of a qualifying termination of employment in connection with or within twenty-four months following a change in control.

Benefits

Effective the first of the month following your start date, you will be eligible to participate in the benefits enjoyed by an indefinite term employee, including medical, dental, vision, life and disability insurances.  You will be eligible for paid holidays, vacation accrual, and sick leave.  You may elect to participate in the 401(k) savings plan, the Employee Stock Purchase Plan, and a Section 125 Cafeteria Plan according to the terms and conditions governing participation in the plans.  If the terms and conditions governing any such benefit plan differ from any provision of this letter, the plan documents containing these terms and conditions will govern and take precedence. The Company agrees to pay your reasonable legal expenses incurred in the negotiation of this agreement.

This offer is contingent upon successful completion of a background investigation and pre-employment drug screening test due to the fact that DURECT is engaged in the development and manufacture of pharmaceutical products, including controlled substances.  Your representing agency, Spencer Stuart, will conduct your background investigation.  As for your pre-employment drug screening test, you will be notified by Justifacts Credential Verification, Inc. and given instruction on how to complete the drug check verification.  This must be completed and returned prior to your start date.

Authorization to Work

Federal regulations require that you establish your identity and authorization to work in this country, so this offer is necessarily contingent upon such proof.  Enclosed is a description of the

DURECT Corporation | 10260 Bubb Road | Cupertino, CA 95014 | 408.777.1417CONFIDENTIAL

original documents you will be required to bring on your first day of work, at which time we will meet with you to examine the original documents and ask that you complete the required “INS” form in our presence.

Agreements

The enclosed “Confidential Information and Invention Assignment Agreement” must be signed by you before you start your first day of work.  Please sign both copies of the Agreement and return one copy.  You may retain the duplicate for your records.

Your employment at DURECT is for an unspecified period of time and your relationship with the Company is and shall continue to be at-will, as defined under applicable law, meaning that either you or DURECT may terminate your employment relationship at any time for any reason or no reason, with or without notice.

Please indicate that these terms and conditions are acceptable and confirm your acceptance of this offer by signing and dating the original of this letter and returning it by October 14, 2020. You may retain a duplicate for your records.

Congratulations on your offer to join DURECT Corporation; we look forward to working with you.  Please do not hesitate to call me directly at (408) 777-1419 if you have any questions.

Sincerely,

/s/ James E. Brown, President & CEO

James E. Brown

President and Chief Executive Officer

JEB/bs

Enclosures

Understood and accepted:

Signature   /s/ Norman L. Sussman, MD, FAASLDDate12-Oct-2020

       Norman Sussman, MD FAASLD

DURECT Corporation | 10260 Bubb Road | Cupertino, CA 95014 | 408.777.1417CONFIDENTIAL